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                    [Letterhead of Deutsche Asset Management]




October 28, 2002

Warren  B. Kanders
Two Soundview Drive
Greenwich, CT 06830

Dear Mr. Kanders:

This letter confirms our agreement this date that Deutsche Bank AG and/or its affiliates and subsidiaries ("Deutsche") shall sell and deliver to you 841,200 shares ("Shares") of common stock of Clarus Corporation ("Clarus") together with Deutsche's proxy to vote the Shares as you determine against payment of $4,206,000 ($5 per Share) in same-day funds. Settlement shall occur during normal business hours November 8, 2002, New York City time.

In connection with this sale, Deutsche acknowledges that:
(i)
         You, Warren B. Kanders are a director of Clarus, the beneficial owner of more than 5% of the outstanding shares of common stock of Clarus and have filed a 13D statement with the Securities and Exchange Commission;
(ii) As such, you may be in possession of material non-public information with respect to Clarus which you would have been willing to disclose to us if we were willing to execute a confidentiality agreement by compliance with Regulation FD under the Federal Securities Acts;
(iii) In lieu thereof, we have conducted our own due diligence with respect to the business and financial condition of Clarus and have satisfied ourselves that we are fully familiar with them, including recent developments involving the proposed sale of substantially all of Clarus' operating assets; and potential acquisition of one or more Businesses which may increase the value of Clarus' stock in the future; and
(iv) We are prepared to sell the Shares in the open market subject to market risks and limitations.

Additionally, Warren B. Kanders acknowledges that:
(i) I have not and will not convey material non-public information regarding the Clarus Corporation to Deutsche and/or its affiliates and subsidiaries or any Deutsche employees; and
(ii) I am not aware of anyone that intend or has conveyed material non-public information regarding the Clarus Corporation to Deutsche and/or its affiliates and subsidiaries or any Deutsche employees.

Upon consummation of the sale, we mutually acknowledge that we shall each pay to the firm of Jeffries & Co. the sum of $.02 per Share in cash as commission for arranging this transaction.

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Kindly confirm your acceptance and agreement by signing this letter in the space provided.

Very truly yours,                             Agreed and Accepted by:


Deutsche Asset Management

By: /s/ Bob Grandhi                           By: /s/ Warren B. Kanders
    --------------------------------              ---------------------
Name:   Bob Grandhi                           Name:  Warren B. Kanders
Title:  Portfolio Manager                     Date:  October 28, 2002